SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Jacada Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.04 per share

(Title of Class of Securities)

M6184R101

(CUSIP Number)

Robert B. Ashton

Kinetic Catalyst Partners LLC

6 Occom Ridge

Hanover, NH 03755

(603) 540-2244

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 12, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M6184R101	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Kinetic Catalyst Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 57,788
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 57,788
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 57,788
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. M6184R101	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Robert B. Ashton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 406,953
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 406,953
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 406,953
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. M6184R101	13D	Page 4 of 6 Pages

This Amendment No. 6 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 6”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on February 12, 2015 (as amended, the “Schedule 13D” or this “Statement”), with respect to the Ordinary Shares, par value NIS 0.04 per share (the “Ordinary Shares”), of Jacada Ltd., an Israeli company (the “Company”). Capitalized terms used but not defined in this Amendment No. 6 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 6, the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Ordinary Shares reported as owned by the Reporting Persons in this Statement, including brokerage commissions, was approximately $1,616,140. The source of funds was working capital of the Fund and Mr. Ashton’s personal funds.

Item 5. Interest in Securities of the Issuer.

(a)       The Reporting Persons beneficially own in the aggregate 406,953 Ordinary Shares, which represents approximately 9.1% of the Company’s outstanding Ordinary Shares.

The Fund holds the number and percentage of the Ordinary Shares disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Mr. Ashton has beneficial ownership of the 299,365 Ordinary Shares that he holds individually and in an IRA account over which he has sole voting and dispositive power and 49,800 Ordinary Shares that have been gifted to accounts for Mr. Asht365on’s children established under the Uniform Transfer to Minors Act and over which shares, as a trustee for such accounts, Mr. Ashton retains the sole voting and dispositive power. In addition, as the portfolio manager for the Fund, Mr. Ashton has the sole power to direct the voting and disposition of the Ordinary Shares beneficially owned by the Fund. Mr. Ashton expressly disclaims beneficial ownership of the Fund’s Ordinary Shares.

Each percentage ownership of Ordinary Shares set forth in this Statement is based on 4,453,696 Ordinary Shares estimated to be outstanding, as calculated by taking (i) 4,192,409 Ordinary Shares reported by the Company as outstanding as of March 31, 2016 in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 21, 2016 and adding (ii) 261,287 Ordinary Shares purchased by IGP Digital Interaction Limited Partnership on November 14, 2016, as reported by the Company in its Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 15, 2016.

(b)       The Fund beneficially owns, and has the sole power to direct the voting and disposition of, the Ordinary Shares disclosed as beneficially owned by the Fund in the applicable table set forth on the cover page to this Statement. Mr. Ashton, as the portfolio manager of the Fund, has the sole power to direct the voting and disposition of the Ordinary Shares held by the Fund. See also Item 5(a) above.

(c)       The transactions effected by the Reporting Persons in the Ordinary Shares since the filing of Amendment No. 5 to the Schedule 13D on November 25, 2016 are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market.

CUSIP No. M6184R101	13D	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Ordinary Shares of the Company.

Dated: December 13, 2016

KINETIC CATALYST PARTNERS LLC

/s/ Robert B. Ashton

Robert B. Ashton

Manager

/s/ Robert B. Ashton

Robert B. Ashton

CUSIP No. M6184R101	13D	Page 6 of 6 Pages

Schedule A

Transactions by the Reporting Persons since the filing of Amendment No. 5 to Schedule 13D:

Robert B. Ashton:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
11/29/2016	1,000	$5.27
12/01/2016	29,000	$5.00
12/06/2016	900	$5.36
12/12/2016	14,877	$5.03
12/13/2016	4,000	$5.03